

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 28, 2006

Via U.S. mail and facsimile

Mr. David Walton, Esq.
General Counsel
Aircastle Advisor LLC
300 First Stamford Place, 5th Floor
Stamford, CT 06902

>   **Re: Aircastle Limited**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed July 25, 2006**
>   **File No. 333-134669**

Dear Mr. Walton:

   We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that we are still awaiting responses to comments 49 and 52 of our letter dated June 28, 2006.

Board of Directors, page 96

2. Please identify the members of your board of directors who have been designated by the Fortress shareholders. In addition, please cross reference the disclosure in the section entitled "Designation and Election of Directors" on page 107.

Financial Statements

Unaudited Consolidated Pro Forma Financial Statements, page F-1

General

3. On pages 7 and 98, you state that restricted shares will be granted to certain of your directors upon consummation of this offering. Tell us what consideration was given to including the impact of these restricted shares in your pro forma financial statements.

Note 1. Adjustments to Pro Forma Consolidated Statements of Operations and Balance Sheet

(A) Interest Expense, page F-6

4. We note your response to prior comment 6 and the additional disclosures provided. It remains unclear how you arrived at the adjustment amounts for the elimination of interest expense due to extinguishments of existing debt. For example, your disclosure indicates that $380.6 million of debt was outstanding on Credit Facility No. 1 as of December 31, 2005 and that the effective interest rate for these borrowings for 2005 was 5.87%; these amounts do not appear to arrive at your adjustment amount. Please provide additional disclosures, including the weighted average debt balance outstanding during each period, so that it is clear how you computed the adjustment amounts.

(B) Income Taxes, page F-6

5. We note your response to prior comment 7 and the additional disclosures provided. It remains unclear how you computed the adjustments to your income taxes. Please provide a summary of the computation used to arrive at the adjustment amounts, which should include the assumed weighted average tax rate.

(C) Pro Forma Outstanding Shares, page F-7

6. Please help us understand why there are no adjustments related to the offering to weighted average shares outstanding for the year ended December 31, 2005. Otherwise, please revise your pro forma outstanding shares.

7. Please disclose how you computed the 427,273 shares, which are being added to arrive at the pro forma, as adjusted weighted average shares outstanding for the quarter ended March 31, 2006.

8. Please disclose what consideration was given to the capital transactions discussed in adjustment (J) in arriving at your pro forma outstanding share amounts.

<u>Exhibit 5.1</u>

9. The qualifications set forth in clauses (b), (d), and (g) of the third paragraph of the opinion are inappropriate. Please have counsel revise its opinion accordingly.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief, (202) 551-3769 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Joseph A. Coco, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, NY 10036-6522

        Mr. Edward F. Petrosky, Esq.
        Mr. J. Gerard Cummins, Esq.
        Sidley Austin LLP
        787 Seventh Avenue
        New York, NY 10019